貝克·麥堅時律師事務所

14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

RECEIVED
2006 NOV -7 P 1:09
OFFICE OF INTERNATIONAL CORPORATE FINANCE

06018252

October 31, 2006

Our ref: 32002208-000003

By Hand

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Susan Min (202)-9421951

SUPPL

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated October 27, 2006, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

p.p. Joyce

Joyce Yip

Encl.

PROCESSED
NOV 13 2006
THOMSON FINANCIAL

RECEIVED

2006 NOV -7 P 1:09

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Annex 1

A List of Documents Made Public
in connection with the Listing since our last submission dated October 27, 2006:

1. Announcement of Major Transaction - Construction of New Vessels, released on October 31, 2006, in English and in Chinese; and

2. Announcement of Long-term COA with CSITEC, released on October 31, 2006, in English and in Chinese.

CHINA SHIPPING DEVELOPMENT COMPANY LIMITED
中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1138)

MAJOR TRANSACTION
CONSTRUCTION OF NEW VESSELS

On 28th October, 2006, the Company entered into the Agreements with the Vendors for the construction of four VLCCs each of 308,000 dead weight tons for the transportation of crude oil. The total consideration for the construction of the VLCCs is approximately US$457,040,000 (equivalent to approximately HK$3,542,060,000).

The entering into of the Agreements (which, for the purpose of the Listing Rules, will be aggregated with the agreement for the construction of four tankers of 42,000 dead weight tons each between the Company and Guangzhou Shipyard, details of which were contained in the Company's discloseable transaction announcement dated 31st March 2006) constitutes a major transaction of the Company under the Listing Rules. A circular giving details of the transaction under the Agreements, together with a notice convening the EGM, will be despatched to Shareholders in due course.

The Agreement

On 28th October, 2006, the Company entered into the Agreements with the Vendors for the construction of four VLCCs each of 308,000 dead weight tons for the transportation of crude oil. The total consideration for the construction of the VLCCs is approximately US$457,040,000 (equivalent to approximately HK$3,542,060,000). The consideration is determined by reference to the market price of vessels of similar sizes and function.

On 31st March 2006, the Company has entered into an agreement with Guangzhou Shipyard for the construction of four tankers of 42,000 dead weight tons each, details of which were contained in the Company's discloseable transaction announcement dated 31st March 2006. To the best of the Directors' knowledge, information and belief, Guangzhou Longxue is a wholly-owned subsidiary of CSSC and Guangzhou Shipyard is an associate of CSSC. For the purpose of the Listing Rules, these transactions will be aggregated with the transactions contemplated by the Agreements. Accordingly, the entering into of the Agreements constitutes a major transaction of the Company under Chapter 14 of the Listing Rules.

Each of the Vendors is a Chinese shipbuilder. To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, each of the Vendors and its ultimate beneficial owners are independent third owners not connected with the Company and its connected persons (as defined in the Listing Rules).

The Directors (including the Independent non-executive Directors) consider that the terms of the Agreement are determined on an arm's length basis, on normal commercial terms and fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Terms of the Agreements

The price of the VLCCs will be payable in Renminbi. Relevant payments under each of the Agreements will be payable in 5 instalments at various stages of the construction of the relevant vessel:

(i) for the first instalment, to pay 20% of the price within 15 business days after the Agreements were entered into;

(ii) for the second, third and fourth instalment, to pay 20% of the price within 7 business days of the receipt of the relevant invoice issued by the Vendors; and

(iii) for the final instalment, to pay 20% of the price within 7 business days of the receipt of all documentation in relation to completion of the relevant VLCC by the Vendors.

The expected delivery date for each of the VLCCs is on or before 31 October 2009, 31 December 2009, 31 March 2010 and 30 June 2010 respectively.

Each of the four Agreements provides that there will be no adjustment in the price of the relevant VLCC if the delivery is delayed for a period not exceeding 30, 30, 45 and 60 days respectively. If the delay exceeds such period of time but does not exceed 210, 210, 225 and 240 days respectively, there will be a reduction in the price of the relevant VLCC determined on the basis of the extent of the delay, up to a maximum reduction of US$4,200,000.

If the delay exceeds 210, 210, 225 and 240 days respectively, unless the parties agree otherwise, the Company has the right to accept delivery of the relevant VLCC with a reduction in price of US$4,200,000 or refuse to accept delivery of the relevant VLCC in which case all payments paid under the relevant Agreement together with interests will be refunded to the Company.

The Agreements are conditional upon the approval of the Shareholders at the EGM.

Financing Terms

The construction of the VLCCs will be funded as to approximately 80% of the price by bank borrowings and approximately 20% of the price by internal resources.

Information about the Group

The business scope of the Group includes: coastal, ocean and Yangtze River cargo transportation, container transportation, oil transportation, international passenger transportation, chartering, cargo agency and cargo transportation agency. The Directors are optimistic of the demand in the crude oil transportation market and its persistent growth in the coming years. The Directors are of the view that the construction and ownership of the VLCCs will enable the Group to take advantage of the business opportunities in the shipping market, enjoy economies of scale, optimize its overall route arrangements and improve its operating efficiency and profitability.

Under the Listing Rules, the entering into of the Agreements (which, for the purpose of the Listing Rules, will be aggregated with the agreement for the construction of four tankers of 42,000 dead weight tons each between the Company and the Guangzhou Shipyard, details of which were contained in the Company's discloseable transaction announcement dated 31st March 2006) constitutes a major transaction of the Company. A circular giving details of the transactions under the Agreements as well as a notice convening the EGM will be despatched to the Shareholders in due course. As far as the Directors are aware, no Shareholder has a material interest in the transaction and, as such, no Shareholder will be required under the Listing Rules to abstain from voting on the Agreements at the EGM.

Definitions

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"Agreements"	four agreements all dated 28th October, 2006, each of which is entered into between the Vendors and the Company for the construction of one VLCC (for a total of four VLCCs) for the transportation of crude oil
"Company"	China Shipping Development Company Limited (中海發展股份有限公司), a joint stock limited company established in the PRC, the H shares of which are listed on The Stock Exchange of Hong Kong Limited
"CSSC"	China State Shipbuilding Corporation* (中國船舶工業集團公司), a Chinese shipbuilder. To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, CSSC and its ultimate beneficial owners are independent third parties not connected with the Company and its connected persons (as defined under the Listing Rules)
"Directors"	directors of the Company
"EGM"	extraordinary general meeting of the shareholders to be convened by the Company to consider and, if thought fit, to approve the Agreement
"Group"	the Company and its subsidiaries
"Guangzhou Longxue"	CSSC Guangzhou Longxue Shipbuilding Co., Ltd* (廣州中船龍穴造船有限公司), a Chinese shipbuilder. To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, Guangzhou Longxue and its ultimate beneficial owners are independent third parties not connected with the Company and its connected persons (as defined under the Listing Rules)
"Guangzhou Shipyard"	Guangzhou Shipyard International Company Limited* (廣州廣船國際股份有限公司), a Chinese shipbuilder. To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, Guangzhou Shipyard and its ultimate beneficial owners are independent third parties not connected with the Company and its connected persons (as defined under the Listing Rules)
"HK$"	Hong Kong dollars, the lawful currency of the Hong Kong Special Administrative Region of the PRC
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"PRC"	The People's Republic of China
"Shareholder(s)"	holders of share(s) of the Company
"US$"	United States dollars, the lawful currency of the United States of America
"Vendors"	CSSC and Guangzhou Longxue
"VLCC(s)"	Very Large Crude Oil Carrier(s)

* *For identification purpose only*

By Order of the Board of Directors
China Shipping Development Company Limited
Yao Qiaohong
Company Secretary

Shanghai, the People's Republic of China
30 October, 2006

As at the date of this announcement, the Board of Directors of the Company comprises of Mr. Li Shaode, Mr. Wang Daxiong, Mr. Mao Shijia and Mr. Wang Kunhe as executive Directors, Mr. Yao Zhozhi as non-executive Director and Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive Directors.

The exchange rate adopted in this announcement for illustration purpose only is US$1.00 = HK$7.75.

CHINA SHIPPING DEVELOPMENT COMPANY LIMITED
中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 1138)

LONG-TERM COA WITH CSITEC

The Board of Directors of the Company is pleased to announce that the Company has signed the Long-term COA with CSITEC on 26th October 2006 in Beijing.

Introduction

The Board of Directors of China Shipping Development Company Limited (the "**Company**") is pleased to announce that the Company has signed a long-term contract of affreightment (the "**Long-term COA**") for shipping of iron ore with China Shougang International Trade & Engineering Corp. ("**CSITEC**") on 26th October 2006 in Beijing.

Counterparty to the Long-term COA

CSITEC: The registered addresse and place of business is at No.60, North Street, Xizhimen, Haidian District, Beijing, the People's Republic of China (the "**PRC**"). CSITEC is an wholly-owned subsidiary of Shougang Group and a multi-industry, all-around transnational entity, mainly engaging in import and export trade, contractual overseas engineering project, international economic technology co-operation, ocean shipping transportation, real estate development, hotel and apartment management, advertisement design and domestic trade, etc.. CSIETC also manages Shougang Hierro Peru S.A. and several companies listed in Hong Kong.

Contractual Terms

The term of the Long-term COA is for a period of fifteen years, which will commence from 2nd half 2009, and the total shipment volume of the Long-term COA is approximately 37 million tonne.

The Company plans to order several iron ore vessels and to complete the Long-term COA by way of continuous voyage charter. The routes of the Long-term COA are from ports of Australia or ports of Brazil to ports of the PRC.

The freight rate of the Long-term COA is based on the basic freight rate and adjusted according to the oil prices.

Impact on the Company

The entering into the Long-term COA signifies the Company's entering into the shipping market of imported iron ore by PRC and the beginning of a good relationship with Shougang Group.

This announcement is made in compliance with the simultaneous dissemination of information requirement under Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The Company's A shares are listed on the Shanghai Stock Exchange, and it has been requested by the Shanghai Stock Exchange to make an announcement similar to this announcement.

By order of the Board
China Shipping Development Company Limited
Yao Qiaohong
Company secretary

27 October 2006
Shanghai, the PRC

* *As at the date of this announcement, the Board of Directors of the Company is comprised of Mr. Li Shaode, Mr. Wang Daxiong, Mr. Zhang Guofa, Mr. Mao Shijia, and Mr. Wang Kunhe as executive directors, Mr. Yao Zuozhi as non-executive directors, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive directors.*

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

中海發展股份有限公司
CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

(於中華人民共和國註冊成立之股份有限公司)
(股份代號：1138)

主要交易
建造船舶

於二零零六年十月二十八日，本公司與賣方簽訂協定，建造四艘單船運載量為308,000載重噸可供運送原油之超大型油輪。建造該四艘超大型油輪之總代價為四億五千七百零四萬美元(約相等於三十五億四千二百零六萬港元)。

根據上市規則，簽訂協定將與本公司與廣州船廠簽訂建造四艘單船運載量為42,000載重噸油輪之協定(其詳情已於二零零六年三月三十一日之公告中公佈)進行合併計算，因此構成本公司之主要交易。載有協定之交易詳情之通函連同特別股東大會通告之通函將於適當時間寄發予股東。

協定

於二零零六年十月二十八日，本公司與賣方簽訂協定，建造四艘單船運載量為308,000載重噸可供運送原油之超大型油輪。建造該四艘超大型油輪之總代價為四億五千七百零四萬美元(約相等於三十五億四千二百零六萬港元)。代價乃參考類似船型及功能之船舶之市價釐定。

於二零零六年三月三十一日，本公司與廣州船廠簽訂協定建造四艘單船運載量為42,000載重噸油輪，其詳情已載於本公司於二零零六年三月三十一日發佈的須予披露交易之公告中。董事經作出一切合理查詢後所深知、盡得之資料及深信，廣州龍穴為中船集團之全資附屬公司，廣州船廠為中船集團之關聯人士。根據上市規則，該等交易將與協定項下之交易合併計算。據此，簽訂協定根據上市規則第十四章構成本公司之主要交易。

賣方各自為中國造船廠。董事經作出一切合理查詢後所深知、盡得之資料及深信，賣方及其最終實際擁有人均為獨立於本公司及其關聯人士(定義見上市規則)之第三方。

董事(包括獨立非執行董事)認為，協定之條款乃按公平基準及一般商業條款磋商釐定，屬公平合理及符合本公司及股東整體之利益。

協定之條款

四艘超大型油輪之代價將以人民幣支付。有關付款分五期在相關油輪建造之不同階段支付：

(i) 第一期將於訂立協定後十五個工作天內支付代價之20%；

(ii) 第二、第三及第四期將於收到賣方發出有關發票之七個工作天內支付代價之20%；

(iii) 最後一期將於收到賣方相關超大型油輪完成建造之所有文件之七個工作天內支付代價之20%。

第一艘油輪預期將於二零零九年十月三十一日或之前交付。第二艘油輪預期將於二零零九年十二月三十一日或之前交付。第三艘油輪預期將於二零一零年三月三十一日或之前交付。第四艘油輪預期將於二零一零年六月三十日或之前交付。

四份協定規定，相關超大型油輪的交船日延遲各自分別不超過30、30、45和60天，合同價格不作調整。如果分別超過上述期限，但各自分別不超過210、210、225和240天，相關超大型油輪各自的合同價格將根據延遲的具體期限進行扣減，最大扣減金額為420萬美元。

如果交船時間延遲210、210、225和240天，本公司有權按照合同價扣減420萬美元的價格接受相關超大型油輪，或拒絕接船，本公司已支付的造船進度款和利息應退還於本公司。合同方另行商定者除外。

協定生效條件為獲得股東於特別股東大會上之批准。

融資條款

建造超大型油輪，約80%代價將由銀行借款撥付，約20%則由自有資金撥付。

有關本集團之資料

本集團業務範圍包括：沿海、遠洋及長江貨物運輸、集裝箱運輸、油品運輸、國際旅客運輸、租船、貨物代理及貨運代理。董事對原油運輸市場於未來數年之需求感到樂觀。董事認為在建造及擁有上述超大型油輪後，本集團更能充份爭取在航運業之商機，繼續擴大規模優勢，優化航線佈局以及提高經營效益及獲利能力。

根據上市規則，協定之訂立構成本公司之主要交易。載有協定之交易詳情連同特別股東大會通告之通函將於適當時間寄發予股東。據董事知悉，未有股東在該項交易中擁有重大利益，因此，根據上市規則，任何股東在特別股東大會上毋須就協定放棄投票權。

釋義

於本公告內，除文義另有所指外，下列詞語具有以下涵義：

「協定」	於二零零六年十月二十八日由中船集團、廣州龍穴與本公司就建造四艘可供運送原油之超大型油輪所簽訂的四份協定
「本公司」	中海發展股份有限公司，於中國成立之股份有限公司，其H股於香港聯合交易所有限公司上市
「中船集團」	中國船舶工業集團公司，一家中國造船公司。就董事經作出一切合理查詢後所深知、盡得之資料及深信，中船集團及其最終實益擁有人與本公司及其關連人士(定義見上市規則)概無關連。
「董事」	本公司之董事
「特別股東大會」	由本公司召集的特別股東大會，如屬恰當，以考慮批准協定
「本集團」	本公司及其附屬公司
「廣州龍穴」	廣州中船龍穴造船有限公司，一家中國造船廠。就董事經作出一切合理查詢後所深知、盡得之資料及深信，廣州龍穴及其最終實益擁有人與本公司及其關連人士(定義見上市規則)概無關連。
「廣州船廠」	廣州廣船國際股份有限公司，一家中國造船廠。就董事經作出一切合理查詢後所深知、盡得之資料及深信，廣州龍穴及其最終實益擁有人與本公司及其關連人士(定義見上市規則)概無關連。
「港元」	港元，中國香港特別行政區之法定貨幣
「上市規則」	香港聯合交易所有限公司證券上市規則
「中國」	中華人民共和國
「股東」	持有本公司股份之人士
「美元」	美元，美利堅合眾國之法定貨幣
「賣方」	中船集團及廣州龍穴
「超大型油輪」	超大型油輪

承董事會命
中海發展股份有限公司
公司秘書
姚巧紅

中華人民共和國　上海
二零零六年十月三十日

於刊發本公告日期，本公司的董事會是由執行董事李紹德先生、王大雄先生、張國發先生、茅士家先生、王威和先生，非執行董事姚作芝先生，以及獨立非執行董事謝榮先生、胡鴻高先生及周佑群先生所組成。

本公告所採納之匯率為1.00美元兌7.75港元(僅供參考)。

File No. 82-34857

A41

香港經濟日報　31 OCT 2006

中海發展股份有限公司
CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

(於中華人民共和國註冊成立的股份有限公司)

(股份代號：1138)

簽署長期運輸協定

本公司董事會欣然公佈，於2006年10月26日，本公司與首鋼國際於北京簽署散裝鐵礦石包運合同。

概述

中海發展股份有限公司(「本公司」)之董事會欣然公佈，於2006年10月26日，本公司與中國首鋼國際貿易工程公司(「首鋼國際」)於北京簽署散裝鐵礦石包運合同。

合同方介紹

首鋼國際：註冊營業地在中國北京海澱區西直門北大街60號，是首鋼集團的成員之一，代表首鋼從事海外企業投資。主要從事進出口貿易、海外工程承包、國際經濟技術合作、房地產開發、賓館、公寓、物流、物業管理以及國內貿易等業務，經營管理首鋼香港上市公司及秘魯鐵礦。

合同主要內容

合同期限為15年，自2009年下半年起算，合同總量為3700萬噸。本公司擬訂造大型專用礦砂船，採取連續航次程租方式運輸。合同航線為澳大利亞或巴西港口至中國港口，合同運價在基準運價基礎上與油價聯動。

合同對本公司的影響

此次簽署散裝礦石包運合同表明本公司開始進軍中國進口鐵礦石運輸市場及與首鋼集團良好合作的開端。

本公告乃遵照香港聯合交易所有限公司證券上市規則「上市規則」第13.09條之即時發放資料規定而作出。本公司之A股在上海證券交易所上市，上海證券交易所已要求本公司作出類似本公告之公告。

承董事會命
中海發展股份有限公司
公司秘書
姚巧紅

2006年10月27日
中國上海

* 於刊登本公告日期，本公司的董事會是由執行董事李紹德先生、王大雄先生、張國發先生、茅士家先生、王琨和先生，非執行董事姚作芝先生，以及獨立非執行董事謝榮先生、胡鴻高先生及周佑群先生所組成。